US Tiger Securities, Inc.

437 Madison Ave., 27th Floor

New York, NY 10022

July 22, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C., 20549

Attn: Pearlyne Paulemon and Pam Howell

Re:	Linkhome Holdings Inc.
Post Effective Amendment No. 6 Registration Statement on Form S-1, as amended Filed on July 18, 2025
File No. 333-280379

Dear Ms. Paulemon and Ms. Pam Howell,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other underwriters, hereby join in the request by Linkhome Holdings Inc. that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on July 23, 2025, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters will distribute as many copies of the preliminary prospectus to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Very Truly Yours, US Tiger Securities, Inc.

By:	/s/ Jack Ye
Name:	Jack Ye
Title:	Managing Director

cc:	Fang Liu, Esq. of VCL Law LLP